                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 10-SB




      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                     DeMARCO ENERGY SYSTEMS OF AMERICA, INC.

               (Exact Name of registrant as specified in charter)



                       UTAH                                                                 87-0392000
          (State or other jurisdiction of                                                (I.R.S. Employer
          incorporation or organization)                                              Identification Number


             12885 Hwy 183, ste 108-A                                                         78750
                   Austin, Texas                                                            (Zip Code)
     (Address of principal executive offices)

                   512-335-1494
Registrant's telephone number, including area code




Securities registered pursuant to section 12(b) of the Act:

Title of Class                        Name of each exchange on which registered
    None                                                 None


           Securities registered pursuant to Section 12(g) of the Act:


                                  common stock

                                (Title of Class)

Item 1.  Description of Business

BUSINESS OF THE COMPANY

         The Company currently competes in two business segments - the installation of heating and cooling systems and the installation of lighting systems using new, more efficient, systems. Each of these products can be used to retrofit less efficient systems. While each of these products can be and is marketed and installed independently of each other, the Company has begun offering the heating and cooling system and the lighting products as a comprehensive energy services product.


THE PRODUCTS

         The DeMarco Energy Miser

         The Energy Miser is a patented earth-coupled heat pump utilizing the municipal water main or any other underground piping loop to heat, cool and provide domestic hot water for buildings. Earth-coupled heat pumps are from 50% to 70% more efficient than other methods for heating and air conditioning. Monthly operating costs are significantly lower than other methods.

         In the cooling mode, heat pumps operate by removing heat from the inside of a building to an exterior heat "sink." In the heating mode, the process is reversed. Heat is moved from an exterior source to the inside of a building. Earth-coupled heat pumps normally use the heat absorbing, or heat supplying, capacity of large bodies of water such as lakes, ponds, water wells or specially constructed networks of pipe called ground loops. The requirements for a "large body of water" as the external source/sink or the costly excavating required for the heat pump, imposes three constraints on anyone wanting to take advantage of the system. The first is the need to be located near such a body of water if a natural source/sink is going to be used. The second is the added expense of drilling a water well. The third is the need for enough property to accommodate laying of several hundred feet of plastic pipe.

         The Energy Miser removes those three constraints by utilizing the thermal properties of public water supplies. As only the thermal properties of the water are used (not the water itself), the need for large external bodies of water and expensive wells or land acquisitions is eliminated. There is no cross flow between the water supply and the heat pump. No water is consumed in the process.

         Energy Efficient Lighting Systems

         In 1999, the Company introduced a second commodity for their comprehensive Energy Services program - a lighting retrofit division. In commercial facilities, lighting typically represents 30 to 40 percent of a commercial facility's energy consumption. By reducing the kilowatts used for lighting, utility costs can be reduced. New more efficient lighting systems can reduce consumption by as much as 50 percent, without reducing lumens.

         The lighting retrofit services are offered as a combined package with the DeMarco Energy Miser system, creating a marketing/sales program based upon return on investment time parameters. Lighting retrofits installations are performed by sub-contractors generally located within the geographic region of the project. These sub-contractors are identified, recruited and managed by Company Project Managers. Typical installation time for a complete retrofit is not more than one day.

MARKETING AND COMPETITION

         The Company markets its Energy Miser system via a marketing agreement with Florida Heat Pump Manufacturing Company, of Ft. Lauderdale, Florida. Florida Heat Pump manufactures, distributes and markets the DeMarco Energy Miser as a private label through its dealer network. Florida Heat Pump and the Company focus primarily on the commercial and institutional markets. The Company displays the Energy Miser at trade shows in booths sponsored by Florida Heat Pump. In addition to trade shows, the Company markets the Energy Miser directly to end users, architects, designers and installers of HVAC equipment. The market for HVAC equipment and installation exceeds $30,000,000 annually. In this business segment, the Company is in competition with all other producers of HVAC systems, some of whom are more firmly established in the marketplaces and have substantially greater financial resources than the Company.

         One significant obstacle confronted by the Company in the marketing of the Energy Miser is governmental interpretation and regulation. The Energy Miser requires a constant flow of water, the volume of which must increase as the amount of space to be conditioned and as the size of the unit increases. For many applications, this requires connecting into the public water supply to gain access to "main" water lines. In some cases public officials in charge of maintaining public water supplies challenge any such tapping into the public potable water supply. The Energy Miser does not use water - it only uses the thermal properties of the water, meaning that the water removed from the main is returned at a slightly different temperature. The Company is not aware of any proof to support water quality concerns of public officials. The Company can offer no assurances that it will ever be able to overcome the concerns of public water officials.

         Notwithstanding governmental obstacles, the Company has experienced success in two areas. When a given facility will be sufficiently large that it has a significant demand for water, the "private" water pipes bringing the water in from the public water supply may have the requisite volume. In addition, for such sites, it is possible and cost effective to install a back-flow preventor, which prevents the return of water from the site into the public water supply. The back-flow prevention addresses concerns of public health officials. In addition, some sites use enough water that the "gray" water in the sanitary sewer would provide sufficient volume to utilize the Energy Miser. The Company is attempting to maximize its marketing efforts in these areas.

         A secondary water system has become the initiative of approximately 2000 communities throughout the United States. This secondary water system contains water treated less than that of potable water, and referred to as either reuse, gray, or brown water. This water type is used for applications other than human or animal consumption, such as cooling towers and boiler systems, lawn sprinklers and fire prevention. Because it has equal thermal properties of potable water, the DeMarco Energy Miser is being considered as a generally acceptable application.

         The Company's lighting retrofit business also focuses on the commercial and institutional markets. The Company markets the products of other manufacturers and manufactures no products itself. At some point in the future, the Company will forge a strategic partnership relationship to audit and manage the installation of the energy efficient lighting fixtures it markets, but for the time being it will refrain from bidding lighting retrofit projects. The Company has recently signed a significant contract with Pacific Gas and Electric Service Company to retrofit a large number of gasoline stations in the Eastern and Southeastern portions of the United States. The Company is pursuing a strategic partnership agreement with an existing lighting retrofit company as of the date of this filing.

         The Company's lighting retrofit business competes with a very wide array of businesses, some of whom are quite substantial. Several of the Company's competitors manufacture the lighting fixtures they market, which may offer them a competitive advantage. Others are adversaries or affiliates of electric utilities, which may afford them greater or more ready access to potential customers.


Item 2. Management's Discussion and Analysis of Plan of Operation

         As of fiscal year-end 1999, the Company had installed a total of 2,500 unit applications or approximately 10,000 tons of the Energy Miser heating and cooling system. Revenues for fiscal year-end 1999 were $91,117.00, down $190,456.00 from 1998. The Company experienced a loss for fiscal 1998 and 1999.

         Results of operations for both 1998 and 1999 were due to the gradual dissolution of Cyberlink, a wholly-owned subsidiary of the Company. For fiscal 1999, the Company decided to reorganize sales and income strategies. It began implementing corrective efforts in January 1999 to resolve organizational and operational deficiencies. Efforts to organize a lighting retrofit infrastructure, establish strategic partnerships, and pursue energy-related business acquisition candidates began in March of 1999. During the same month, a comprehensive energy solutions program was outlined, presenting multiple energy solution services and products to previous clients as well as current and new clients. Results of re-organized operations have currently produced two Energy Miser retrofit work orders; a military barracks at the Marine Air Station in South Carolina, and a commercial facility retrofit in New York state.

         The Company is benefitting from the Federal Government mandates to reduce energy consumption. In 1999, the Government revised the energy reduction mandate for all federal buildings to reduce energy consumption as much as 35% by 2005. Energy service companies ("ESCOs") have pursued systems and products, and share the savings with the government through Performance Contracting. As a result, the Company has initiated strategic partnership opportunities with such ESCOs to jointly offer a very competitive return on investment when utilizing the DeMarco Energy Miser system. State and local governments have mirrored the energy reduction mandate, as well as commercial building owners. The Company sales lead generation has increased 300% for 1999, and 200% for 1998.

         Performance contracting should minimize out-of-pocket expenses for the Company. Payment is due prior to delivery of product from the manufacturer, and the Company receives its percentage (usually 20%) within two weeks thereafter. The Company believes that strategic partnerships with ESCOs will provide the Company with resources to subsidize sales and marketing strategies and implement other short-term growth objectives.

         Energy efficiency awareness has produced a demand for retrofit services which is growing faster than the number of companies capable of performing retrofit services. Although current manpower availability is less than adequate for the retrofit services market, manufacturers have recognized and prepared for the escalating market demand. The Company believes that the amount of energy efficient product exceeds the installation capability. This excess has caused pricing to become highly competitive and resulted in widespread pricing reductions. The Company does not foresee the need to establish an inventory of energy efficient products.

         Partnership arrangements with larger energy service companies will provide the company with resources to engage in performance contracting. Performance contracting should minimize out of pocket expenses for the Company. The proceeds will be used to subsidize sales and marketing efforts and implement other growth objectives.

         The Company remains an industry leader in reducing operating cost for heating and cooling and production of domestic hot water expenses, achieving as much as 70% in energy cost savings. The Company has the only patent which allows the connection of geo-thermal heat pumps to the municipal water main or reuse water, for the purpose of heating and cooling. Both the lighting and the heating and cooling systems are virtually maintenance free with a system life expectancy of well over 25 years. Key sales advantages include: providing the industry's shortest return on investment time frames, low power consumption and flat load operation, energy efficient rebates from utilities, all heating and cooling equipment remain indoor, no fossil fuels consumed or required for use, and environmental friendliness.


Item 3.  Description of Property

         The Company occupies approximately 1200 square feet of office space at 12885 Hwy 183, Suite 108-A, Austin, Texas 78750. The Company owns no property other than office furniture, equipment and software. The Company employs 2 people, both of whom are full time and one independent contractor. It is anticipated that up to 15 additional personnel will be required to meet the demands of the projected market over the next five years. Most of these positions will be in the areas of sales, marketing and project management as the Company's projected volume increases.


Item 4.  Security Ownership of Certain Beneficial Owners and Management


PRINCIPAL STOCKHOLDERS

         The following table sets forth, as of September 30,1999, the name and shareholdings, including options to acquire Common Stock, of each person who owns of record, or was known by the Company to own beneficially, 5% or more of the shares of the Common Stock currently issued and outstanding; the name and shareholdings, including options to acquire the Common Stock, of each director; and the shareholdings of all executive officers and directors as a group. The address of each of the individuals listed below is the address of the Company.


--------------------------------------------------------------------------------------------------------
Name of Person or Group                Nature of               Number of Shares           Percentage of
                                       Ownership               Owned                      Ownership (1)
--------------------------------------------------------------------------------------------------------
Victor M. DeMarco, President           Direct                  7,904,500                   35.2%
--------------------------------------------------------------------------------------------------------
All executive officers and directors
as a group (1)                                                 7,904,500                   35.2%
--------------------------------------------------------------------------------------------------------
TOTAL                                                          7,904,500                   35.2%
--------------------------------------------------------------------------------------------------------


Item 5.   Directors, Executive Officers, Promoters and Control Persons

         The Company's Chief Executive Officer, President and sole director is Victor M. DeMarco. Mr. DeMarco is 36 years old and has served as the Company's President and Chief Executive Officer since 1992.


Item 6.   Executive Compensation

                                                              Long Term Compensation

                                                                                 Awards                    Payouts

                           Annual Compensation             Restricted Stock     Securities       LTIP         All
                                                                                    Underlying/Options       Other
                           -------------------       ---------------------------    ------------------    ------------
Name and                    Year        Salary       Bonus       Other     Award     SARS     Payouts     Compensation
Principal Position

Victor DeMarco              1999        40,800           0           0         0        0          0             0
                            ----        ------       -----       -----     -----    -----      -----         -----
                            1998        36,000           0           0         0        0          0             0
                            ----        ------       -----       -----     -----    -----      -----         -----
                            1997        36,000           0           0         0        0          0             0
                            ----        ------       -----       -----     -----    -----      -----         -----

Item 7.   Certain Relationships and Related Transactions.

         Victor DeMarco, the Company's controlling shareholder and sole officer and director has personally guaranteed indebtedness of the Company totaling approximately $80,000.

Item 8.   Legal Proceedings.

         There are no legal proceedings pending against the Company.

Item 9.   Market for Common Equity and Related Stockholder Matters.

         The Common Stock has been traded in the over-the-counter market and quoted on OTC EBB under the symbol "DMES" and quoted in the pink sheets published by the National Quotations Bureau. Since 1984, from time to time, a very small number of securities broker-dealers published only intermittent quotations for the Common Stock, and there was no continuous, consistent trading market. The trading volume in the Common Stock has been and is extremely limited. During the above period, the limited nature of the trading market created the potential for significant changes in the trading price for the Common Stock as a result of relatively minor changes in the supply and demand for Common Stock and perhaps without regard to the Company's business activities. Because of the lack of specific transaction information and the Company's belief that quotations during the period were particularly sensitive to actual or anticipated volume of supply and demand, the Company does not believe that such quotations during this period are reliable indicators of a trading market for the Common Stock.

         Subject to the above limitations, the Company believes that during eight fiscal quarters preceding the date of this filing, the high and low sales prices for the Common Stock during each quarter are as set forth in the table below (such prices are without retail mark-up, mark-down, or commissions).


--------------------------------------------------------------------------------
   Three-Month Period Ending            High Dollar              Low Dollar
--------------------------------------------------------------------------------
            9/30/97                         5/16                    0.18
--------------------------------------------------------------------------------
           12/31/97                          3/8                    1/32
--------------------------------------------------------------------------------
            3/31/98                         0.50                    0.10
--------------------------------------------------------------------------------
            6/30/98                         0.50                    1/16
--------------------------------------------------------------------------------
            9/30/98                          3/8                     1/8
--------------------------------------------------------------------------------
           12/31/98                         9/32                    3/32
--------------------------------------------------------------------------------
            3/31/99                         0.53                     1/8
--------------------------------------------------------------------------------
            6/30/99                         9/32                     1/8
--------------------------------------------------------------------------------
            9/30/99                         0.35                     1/8
--------------------------------------------------------------------------------


         Under recent rules promulgated by the National Association of Securities Dealers, Inc., the Company's listing on the OTC EBB was suspended until the Company could become a reporting company under the Securities Exchange Act of 1934, as amended. When this registration statement becomes effective the Company anticipates that its common stock will once again be listed in the OTC EBB.

Item 10.  Recent Sales of Unregistered Securities.

         In September 1999, the Company completed a private placement (the "Placement") of 696,852 shares of its common stock. The aggregate sales proceeds of the Placement were $174,300, of which approximately $97,000 was sold in the twelve months preceding the date of this registration statement. The Company believes that the issuance of shares of common stock in the Placement was exempt from the registration requirements of the Securities Act under Rule 504 under the Securities Act.

Item 11.   Description of Securities.

         Common Stock. The Company is authorized to issue 100,000,000 shares of Common Stock, of which approximately 22,454,000 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of stockholders to one vote for each share held by them. The shares of Common Stock are not redeemable and do not have any preemptive or conversion rights. All of the outstanding shares of Common Stock are fully paid and nonassessable. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of the Company, holders of Common Stock shall participate, pro rata, in any distribution of the assets of the Company remaining after payment of liabilities.

         As of June 30, 1999, there were approximately 1000 holders of record of Common Stock.

         Transfer Agent.

         The transfer agent for the Common Stock is Fidelity Transfer Company, 1800 South West Temple, Salt Lake City, Utah 84115.

MARKET FOR COMMON STOCK

Item 12.   Indemnification of Directors and Officers.

         The articles of incorporation of the Company limit the personal monetary liability of the Company's directors to the fullest extent permissible under the corporation laws of Utah. In general, Section 16-10a-841 of the Utah Revised Business Corporation Act (the URBCA"), permits the elimination of personal monetary liability in all cases except liability for: (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the corporation or the shareholders; (c) a violation of Section 16-10a-842 of the Utah Revised Business Corporation Act (relative to distribution of assets in violation of the URBCA or the Company's articles of incorporation); or (d) an intentional violation of criminal law.

         Except as set forth in the articles of incorporation and under the provisions of the URBCA, no statute, charter provision, bylaw, contract or other arrangement which indemnifies any controlling person, officer or director of the Company, affects or limits their liability.

Item 13.   Financial Statements.

                          Independent Auditor's Report


To the Shareholders of
 DeMarco Energy Systems of America, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of DeMarco Energy Systems of America, Inc. and Subsidiary as of June 30, 1999, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeMarco Energy Systems of America, Inc. and Subsidiary as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Nathan M. Robnett, C.P.A.
October 13, 1999

                           CONSOLIDATED BALANCE SHEET
                                  June 30, 1999

                                     ASSETS

CURRENT ASSETS

Cash and Cash Equivalents                                             $     2,647
Accounts Receivable                                                        45,000

         Total Current Assets                                         $    47,647

CAPITAL ASSETS

Fixtures and Equipment                                                $   149,045
Accumulated Depreciation                                                  (92,712)

         Total Fixed Assets                                           $    56,333

OTHER ASSETS

Patent Pending Costs                                                  $     9,912
Accumulated Amortization                                                     (248)
Deposits                                                                    1,000

         Total Other Assets                                           $    10,664

TOTAL ASSETS                                                          $   114,644

                      LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable                                                      $    46,108
Promissory Note                                                            57,898
Current Portion of Long-Term Debt                                          26,852
Other Current Liabilities                                                   4,388

         Total Current Liabilities                                    $   135,246

OTHER LIABILITIES

Long-Term Notes Payable                                                    52,541
Notes Payable to Shareholders                                              55,420

TOTAL LIABILITIES                                                         243,207

SHAREHOLDERS' EQUITY

Common Stock $0.001 par value 100,000,000                             $    22,454
shares authorized and 22,453,657 shares issued
Additional paid-in capital                                              2,223,892
Retained deficit                                                       (2,164,379)
Subscriptions Receivable                                                 (210,530)

         Total Shareholder's Equity                                      (128,563)

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                            $   114,644

                        CONSOLIDATED STATEMENT OF INCOME
                              AND RETAINED EARNINGS

                                  June 30, 1999


REVENUES

Net Sales                                                         $    14,761
Other Income                                                           76,356

TOTAL REVENUES                                                    $    91,117

COSTS AND EXPENSES

Cost of merchandise sold                                                5,545
Selling and Administrative                                            217,178
Depreciation and Amortization                                          37,084
Interest                                                               28,284

TOTAL COSTS AND EXPENSES                                          $   288,091

OTHER INCOME AND EXPENSE

Loss on Equipment Sales                                                19,866

NET LOSS                                                             (216,840)

Retained deficit at beginning of year                              (1,947,539)

Retained deficit at end of year                                    (2,164,379)

Loss per Common Share                                             $    (0.007)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  June 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss 0.00                                                             $ (216,840)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED (USED)
BY OPERATING ACTIVITIES:

Depreciation and Amortization                                                 37,084

CHANGES IN OPERATING ASSETS AND LIABILITIES

Prepaid expenses                                                              10,157
Due from Shareholders                                                        115,843
Accounts Receivable                                                          (45,000)
Inventories                                                                    5,545
Deposits                                                                      (1,000)
Accounts Payable                                                              (3,350)
Current Portion of Notes Payable                                               3,665
Other current liabilities                                                      3,634

NET CASH USED BY OPERATING ACTIVITIES                                         89,494

CASH FLOWS FROM INVESTING ACTIVITIES

Patent Pending                                                                (9,912)
Equipment Additions                                                             (778)
Fixed asset retirements                                                       32,843
Fixed asset depreciation retirements                                         (12,977)

NET CASH USED BY INVESTING ACTIVITIES                                          9,176

CASH FLOWS FROM FINANCING ACTIVITIES

Line of Credit                                                               (43,141)
Notes Payable                                                                (25,873)
Shareholder Loans                                                             41,035
Proceeds from stock transactions                                             104,310

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              76,331

Net decrease in Cash and Cash Equivalents                                     (4,755)

Cash and Cash Equivalents at Beginning of Year                                 7,402

Cash and Cash Equivalents at End of Year                                       2,647

DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
June 30, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
DeMarco Energy Systems of America, Inc. (the Company) was organized under the laws of the State of Utah in 1983. The Company is primarily engaged in the process of investigating business opportunities which appear to have profit potential for the Company. Primary emphasis is being placed on the DeMarco Energy System water-air heating/cooling systems, energy audits and energy related equipment such as lighting and electrical fixture retro-fittings.

During 1989, the Company exchanged 10,396,790 shares of its stock for exclusive rights to a United States patent. The patent was granted for a unique water-source heat pump system that both heats and cools buildings and provides domestic hot water at an extremely low cost to install and operate. The heat pump is specifically designed to utilize municipal water systems as a heat source/sink. Florida Heat Pump Manufacturing Co. manufactures the DeMarco Energy Miser System under a patent licensing agreement.

During the fiscal year ending June 30, 1999, the Company filed an application with the United States Patent Office for a patent covering a heat pump system using gray water sources, reclaimed water sources and other non-potable water sources. Costs of approximately $10,000 related to the patent application have been capitalized. The eventual approval or denial of this patent application is indeterminable at this time.

DeMarco Energy Systems of America, Inc. currently has installations in Oregon, Pennsylvania, Washington, Montana, South Dakota, Mississippi, and California.

In July 1996, the Company organized Cyberlink Systems, Inc. (Cyberlink), a wholly owned subsidiary. Cyberlink was organized to refurbish and market after-market computer components. During March of 1998 Cyberlink ceased doing business. All activities regarding Cyberlink were wound down during the fiscal year ended June 30, 1999.

Basis of Financial Statement Presentation
The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and accounts have been eliminated.

Furniture and Equipment
Furniture and equipment are recorded at historical cost less depreciation. Depreciation is accounted for on the straight-line method based on estimated useful lives. Betterments and large renewals which extend the life of assets are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
June 30, 1999


NOTE B - LONG TERM DEBT
Long-term debt consists of $52,541 in notes to financing companies collateralized by computer systems which have a net book value of $45,559. The amount due within one year is $26,852.

The maturities of long-term debt for each of the succeeding five fiscal years subsequent to June 30, 1999, are as follows:

                  Year ending June 30, 2000                   $ 26,852
                  Year ending June 30, 2001                     29,954
                  Year ending June 30, 2002                     22,586
                  Year ending June 30, 2003                          0
                  Year ending June 30, 2004                          0
                                                              --------

                                            Total             $ 79,392
                                                              ========

NOTE C - COMMITMENTS AND CONTINGENCIES
The company entered into a new office facility lease calling for the following rents:

                  Year ending June 30, 2000                   $ 12,454
                  Year ending June 30, 2001                     13,061
                  Year ending June 30, 2002                      6,683
                  Year ending June 30, 2003                          0
                  Year ending June 30, 2004                          0

                                            Total             $ 32,198
                                                              ========

The company has had, and renewed, a short term promissory note payable. At June 30, 1999, the balance was $57,898, the company was making interest and principal payments of $1,200 per month, and the note was secured by shares in the company owned by the company's president, Mr. Victor DeMarco. The president has also guaranteed payments called for under the long term debt above and the office facility lease payments.

NOTE D - EARNINGS (LOSS) PER COMMON SHARE
Earnings (Loss) per common share are computed by dividing net losses by the average number of common share outstanding during the year. The weighted average number of common shares outstanding during the year ended June 30, 1999 was approximately 31,250,000 shares.

NOTE E - INCOME TAXES
As of June 30, 1999, DeMarco Energy Systems of America, Inc. had an operating loss carry forward of approximately $1,924,000 which expires between 2005 and 2013 and is available to offset future taxable income to the extent permitted under the Internal Revenue Code.

NOTE F - RELATED PARTY TRANSACTIONS
During the year ending June 30, 1999, Mr. Louis DeMarco, chairman of the board, passed away. His estate forgave $66,356 owed by the company and is included in other income in the financial statements. Additionally, 9,746,745 of his shares were cancelled.

DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
June 30, 1999

Mr. Victor DeMarco, president of the company has advanced sums totaling $25,419 as at June 30, 1999 and they are included in Notes Payable to Shareholders in the financial statements. The president has personally guaranteed payment and performance of certain company obligations, including the promissory note, equipment notes payable and facility lease through at least June 30, 2000.

                          Independent Auditor's Report


To the Shareholders of
 DeMarco Energy Systems of America, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of DeMarco Energy Systems of America, Inc. and Subsidiary as of June 30, 1998, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeMarco Energy Systems of America, Inc. and Subsidiary as of June 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Nathan M. Robnett, C.P.A.
June 5, 1999

                                  BALANCE SHEET
                                  June 30, 1998
       DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY CONSOLIDATED

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                                             $    7,402
Inventory                                                                  5,545
Prepaid Expense                                                           10,157
Due from Stockholders                                                    115,843

                                        TOTAL CURRENT ASSETS          $  138,947
Fixed Assets:
         Fixtures and Equipment                                          181,109
         Accumulated Depreciation                                        (68,853)

                               TOTAL FIXED ASSETS                        112,256

                                                TOTAL ASSETS             251,204


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES

Accounts Payable                                                      $   50,059
Line of Credit with Bank                                                 101,039
Other Current Liabilities                                                    154
Current Portion of Long-term Debt                                         23,187

                                   TOTAL CURRENT LIABILITIES          $  174,438

Long-Term Notes Payable                                                   78,414
Note Payable to Shareholder                                               14,385

                                           TOTAL LIABILITIES          $  267,237

STOCKHOLDERS' EQUITY

Common Stock par value $ 0.001
100,000,000 Shares authorized and 31,620,140 Shares issued                31,621
Additional paid-in capital
Retained deficit                                                       2,104,765
Subscriptions Receivable                                              (1,947,539)
Total Stockholders' Equity                                              (204,880)
                                                                         (16,033)

                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             251,204

             DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS FOR
                                 THE YEAR ENDED
                                 June 30, 1998


REVENUES

Net Sales                                                         $   275,573
Other income                                                            6,000
                                                                      281,573
Cost and Expenses:

          Cost of merchandise sold                                    248,714
          Loss of Sale of Inventory                                    55,545
          Selling and Administrative                                  346,260
          Depreciation                                                 40,863

Interest                                                               29,689

Net Loss                                                             (439,498)

Retained deficit at beginning of year, as restated                 (1,508,041)

Retained deficit at the end of year                                (1,947,539

Loss per Common Share                                                  (0.014)

             DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
                                  June 30, 1998


Cash Flow From Operating Activities:

          Net loss                                                    $ (439,499)

Adjustments to Reconcile Net Loss to Net Cash Provided by
Operating Activities:

          Amortization                                                       793
          Depreciation                                                    40,863

Provision for Losses on Inventories Change in Operating Assets and Liabilities:

          Accounts Receivable                                             60,275
          Inventories                                                    114,378
          Other current assets                                            (3,918)
          Due from Stockholders                                          (85,652)
          Investment in Subsidiary                                       (45,588)
          Accounts payable                                                (9,829)

Other current liabilities                                                 (9,007)

Due to Stockholders                                                       14,385

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures on furniture and equipment                           23,736
Wholly owned Subsidiary                                                   45,588
Net Cash Provided by Investing Activities                                 69,324

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Issuance of Stock                                          126,438
Repayment of Note Payable to Bank                                       (120,000)
Assume debt from Subsidiary                                              109,941
Repayment of Note Payable to Individual                                   (2,750)
Repayment of Long-term Debt                                              (18,492)
(Repayments)Proceeds of revolving agreement borrowings                   101,039
Transfer Debt to Parent
Repayments to Stockholder                                               (109,941)
                                                                         (10,762)

Net Cash Provided by Financing Activities                                 75,472

Net Decrease in Cash and Cash Equivalents                               (218,003)

Cash and Cash Equivalents at Beginning of Year                           225,405

Cash and Cash Equivalents at End of Year                                   7,402

DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
JUNE 30, 1998
NOTES TO THE FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS: DeMarco Energy Systems of America, Inc. ( The Company) was organized under the laws of the State of Utah in 1983. The Company is primarily engaged in the process of investigating business opportunities which appear to have profit potential for the Company. Primary emphasis is being placed on the DeMarco Energy System Water-Air Heating/Cooling System.

During 1989, the Company exchanged 10,396,790 shares of its stock for exclusive rights to a United States patent. The patent was granted for a unique water-source heat pump system that both heats and cools buildings and provides domestic hot water at an extremely low cost to install and operate. The heat pump is specifically designed to utilize municipal water systems as a heat source/sink. Florida Heat Pump Manufacturing Co. manufactures the DeMarco Energy Miser System under a patent licensing agreement.

DeMarco Energy Systems of America, Inc. currently has installations in Oregon, Pennsylvania, Washington, Montana, South Dakota, Mississippi, and California.

In July 1996, the Company organized Cyberlink Systems, Inc.(Cyberlink), a wholly owned subsidiary. Cyberlink was organized to refurbish and market after-market computer components. During March of 1998 Cyberlink ceased doing business.

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS: Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

INVENTORIES: Inventories consist primarily of components and are stated at net realizable value at June 30, 1998 which is lower than cost.

FURNITURE AND EQUIPMENT: Furniture and equipment are recorded at cost less depreciation. Depreciation is accounted for on the straight-line method based on estimated useful lives. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

ADVERTISING COSTS: The Company expenses the production costs of advertising as incurred. Advertising expense was $17,230 for the year ended June 30, 1998.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - LONG-TERM DEBT

Long-term debt consists of $101,601 in notes to financing companies collateralized by four computer systems. Monthly payments total $2979.80 and include interest at 14.73%. The equipment has a net book value of $71,593 at June 30, 1998. The amount due within one year is $23,187.

DEMARCO ENERGY SYSTEMS OF AMERICA, INC. AND SUBSIDIARY
JUNE 30, 1998
NOTES TO THE FINANCIAL STATEMENTS

NOTE B - LONG-TERM DEBT(Cont.)
The maturities of long-term debt for each of the succeeding five fiscal years subsequent to June 30, 1998, are as follows:

                  Year ended June 30, 1999              $ 23,187
                  Year ended June 30, 2000                25,873
                  Year ended June 30, 2001                29,954
                  Year ended June 30, 2002                22,586
                  Year ended June 30, 2003                     0
                                                        --------

                                                         101,601
                                                        ========


NOTE C - EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing net losses by the average number of common share outstanding during the year. The weighted average number of common shares outstanding during the year ended June 30, 1998 were approximately 31,366,000.

NOTE D - INCOME TAXES

As of June 30, 1998, DeMarco Energy Systems of America, Inc. had an operating loss carry forward of $1,638,587 which expires between 2005 and 2012 and is available to offset future taxable income to the extent permitted under the Internal Revenue Code.

NOTE E - PRIOR PERIOD CORRECTION

During the year ended 6/30/97, the Corporation did not record a portion of the necessary straight-line depreciation on its furniture and equipment. To properly reflect the income in the current year, a prior period adjustment has been recorded to the beginning Retained Earnings and Accumulated Depreciation balances to reflect the effect of recording the depreciation in the appropriate periods.

The effects of this restatement on Retained Earnings and Accumulated Depreciation at the beginning of the period and on the net loss for the year ended June 30,1997 are as follows:

                           As Previously      Increase Due        Restated
                              Reported       To Correction        Balances
                           -------------     -------------      -----------
Accum. Depreciation         $    42,402       $    11,800       $    54,202

Retained Deficit             (1,496,241)          (11,800)       (1,508,041)

Net Loss                       (139,066)          (11,800)         (150,866)

NOTE F - SUBSEQUENT EVENTS

During the period from July 1, 1998 through June 5, 1999 Shareholders have advanced approximately $232,000 in loans to the Corporation to fund continuing operations.

                                  BALANCE SHEET
                               September 30, 1999
                                   (unaudited)

                                     ASSETS



CURRENT ASSETS

Main Checking Account                                             $   9,309.30
Advances                                                                850.00
Allowance for Doubtful Accounts                                     (20,000.00)
Prepaid Expense                                                      10,000.00
Due from Jim Vaden                                                   20,000.00

TOTAL CURRENT ASSETS                                              $  20,159.30

FIXED ASSETS

Fixtures and Equipment                                              161,049.05
Accumulated Depreciation                                            (92,959.76)

TOTAL FIXED ASSETS                                                   69,089.29

OTHER ASSETS

Deposits                                                              1,000.00

TOTAL OTHER ASSETS                                                    1,000.00

         TOTAL ASSETS                                                89,248.59
                                                                  ============


                             LIABILITIES AND EQUITY

CURRENT LIABILITIES

 Accounts Payable                                                 $ 133,814.06

 TOTAL CURRENT LIABILITIES                                        $ 133,814.06

 LONG TERM LIABILITIES

 Long Term Notes Payable                                             46,463.68
 Note Payable - Victor DeMarco                                       36,419.88

 TOTAL LONG TERM LIABILITIES                                         82,883.56

 EQUITY

 Common Stock - Par                                                  76,830.00
 Paid in Surplus                                                  2,223,892.76
 Subscriptions Receivable                                          (210,530.00)
 Retained Earnings                                               (2,164,378.82)
 Current Income (Loss)                                              (53,262.97)

 TOTAL EQUITY                                                      (127,449.03)

          TOTAL LIABILITIES & EQUITY                              $  89,248.59
                                                                  ============

                                INCOME STATEMENT
                               September 30, 1999
                                   (unaudited)




REVENUE

Cost of Sales
 Contract Labor                                          3,000.00

TOTAL COST OF SALES                                      3,000.00

GROSS PROFIT                                            (3,000.00)

OPERATING EXPENSES

Accounting                                               9,535.00
Advertising                                                480.00
Auto Expense                                             1,197.21
Bank Charges                                               422.49
Credit Card Fees                                            91.41
Dues and Subscriptions                                   4,732.57
Entertainment                                               95.36
Freight                                                    920.83
Interest Expense                                         6,738.00
Internet Carrier                                           158.45
Legal & Professional                                     1,230.00
Officers Salaries                                       11,400.00
Office Expense                                           3,260.65
Postage                                                    200.00
Rent                                                     3,037.50
Repairs and Maintenance                                    519.60
Salaries & Wages                                         5,010.75
Supplies                                                    26.45
Taxes - Payroll                                          1,358.20
Telephone                                                1,588.85
Travel                                                   1,034.13
Utilities                                                  623.52

TOTAL EXPENSES                                          53,662.97

OPERATING INCOME                                       (56,662.97)

INTEREST INCOME                                          3,400.00

TOTAL OTHER INCOME                                       3,400.00

NET INCOME (LOSS)                                      (53,262.97)

                             STATEMENT OF CASH FLOWS
                               September 30, 1999
                 Increase (Decrease) in Cash or Cash Equivalents
                                   (unaudited)


CASH FLOW FROM OPERATING ACTIVITIES

NET INCOME (LOSS)                                                       (53,262.97)
Adjustments to Reconcile Cash Flow
DECREASE (INCREASE) IN CURRENT ASSETS
         Advances                                                          (850.00)
         Prepaid Expense                                                (10,000.00)
         Due from Keystone Services, Inc.                                45,000.00
INCREASE (DECREASE) IN CURRENT LIABILITIES
         Accounts Payable - AmEx Optima                                       8.77
         Accounts Payable - AmEx Delta                                      196.61
         Accounts Payable - Diners Club                                  (1,989.95)
         Depository - FIT & FICO                                         (6,129.01)
         Line of Credit - Norwest Bank                                  (10,000.00)
         Note Payable - Tom Ray                                         (10,000.00)
         Note Payable - Peter Des Camp                                   (7,000.00)
         Federal Withholding Payable                                      1,527.92
         FICA Tax Payable                                                 2,510.82
         Federal Unemployment Payable                                      (485.84)
         State Unemployment Payable                                         (71.04)

TOTAL ADJUSTMENTS                                                         2,718.28

Cash Provided (Used) by Operations                                      (50,544.69)

CASH FLOW FROM INVESTING ACTIVITIES
   Sales (Purchases) of Assets
   Computer Equipment                                                    (2,091.80)

Cash Provided (Used) by Investing                                        (2,091.80)

Cash Flow From Financing Activities
 Cash (Used) or provided by:
         Note Payable - Americorp                                        (1,494.38)
         Note Payable - Copelco Capital                                  (1,546.13)
         Note Payable - GE Capital                                       (1,553.29)
         Note Payable - Green Tree                                       (1,483.28)
         Note Payable - Victor DeMarco                                   11,000.00
         Common Stock - Par                                              54,376.00

Cash Provided (Used) By Financing                                        59,298.92

Net Increase (Decrease) In Cash                                           6,662.43

CASH AT BEGINNING OF PERIOD                                               2,646.87

CASH AT END OF PERIOD                                                     9,309.30
                                                                      ============

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not applicable.


Item 15.   Financial Statements and Exhibits.

         The following financial statements are filed as part of this registration statement:


Report of Independent Certified Public Accountants (Nathan M. Robnett,
C.P.A.) dated October 13,1999

Consolidated Balance Sheet at June 30, 1999

Consolidated Statements of Operations for the Year ended June 30, 1999

Consolidated Statement of Stockholders' Equity for the Year ended
June 30, 1999

Consolidated Statements of Cash Flows for the Years ended June 30, 1999

Report of Independent Certified Public Accountants (Nathan M. Robnett,
C.P.A.) dated  June 5, 1999

Consolidated Balance Sheet at June 30, 1998

Consolidated Statements of Operations for the Year ended June 30, 1998

Consolidated Statement of Stockholders' Equity for the Year ended
June 30, 1998

Consolidated Statements of Cash Flows for the Years ended June 30, 1998

Consolidated Balance Sheets at September 30, 1999

Consolidated Statements of Operations for the three months ended
September 30, 1998 and 1999

Consolidated Statements of Cash Flows for the nine months ended
September 30, 1998 and 1999


         Exhibit No.                Name of Exhibit

         3.01                       Articles of Incorporation

         3.02                       Bylaws

         10.01 Agreement effective 1999 by and between DeMarco Energy Services, Inc., and Pacific Gas & Electric Services Co.


         21.01                      List of Subsidiaries

         23.01                      Consent of Nathan M. Robnett


         All of the foregoing exhibits are filed electronically herewith.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant causes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DEMARCO ENERGY SYSTEMS OF AMERICA, INC.



                                        Date: November 24, 1999
                                             ---------------------------------

                                        By: Victor M. DeMarco, President
                                           -----------------------------------
                                                       (Signature)

                                 EXHIBIT INDEX


         EXHIBIT
         NUMBER                DESCRIPTION
         -------               -----------

          3.01                 Articles of Incorporation

          3.02                 Bylaws

         10.01                 Agreement effective 1999 by and between
                               DeMarco Energy Services, Inc., and Pacific
                               Gas & Electric Services Co.

         21.01                 List of Subsidiaries

         23.01                 Consent of Nathan M. Robnett
